Matthew B. Hemington T: +1 650 843 5062 HemingtonMB@cooley.com	VIA EDGAR

October 17, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attn: Loan Lauren P. Nguyen

Re:	CymaBay Therapeutics, Inc.

Amendment No. 1 to Registration Statement on Form 10-12(g)

Filed September 19, 2013

File No. 000-55021

Dear Ms. Nguyen:

Enclosed for electronic filing via EDGAR pursuant to the Securities Exchange Act of 1934, on behalf of our client, CymaBay Therapeutics, Inc. (the “Company”), is Amendment No. 2 to the Company’s registration statement on Form 10 (“Second Amended Registration Statement”). The Second Amended Registration Statement updates the Company’s registration statement on Form 10 (the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on August 12, 2013.

The Second Amended Registration Statement is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated October 3, 2013, with respect to Amendment No. 1 to the Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Amendment No. 1 to the Registration Statement.

Staff Comments and Company Responses

General

1. We note that you have redacted certain portions of information in Exhibits 10.14—10.18 and a confidential treatment request for the redacted information is pending. Comments on the confidential treatment request will be sent under separate cover. Please note that comments on the confidential treatment request will need to be cleared before we may complete our review of the Form 10. Also, include notations in your Exhibits Index to describe the confidential treatment request for each related exhibit. Refer to Section II.D.5 of Staff Legal Bulletin No.1, available at http://www.sec.gov/interps/legal/slbcf1.txt. Lastly, your notation regarding the confidential treatment request on the first page of each exhibit should reference Rule 24b-2 of the Securities Exchange Act, instead of Rule 406 of the Securities Act.

3175 HANOVER STREET, PALO ALTO, CA 94304   T: (650) 843-5059   F: (650) 849-7400

United States Securities and Exchange

Commission

October 17, 2013

Page Two

Response: The Company acknowledges the Staff’s comment regarding completion of the review of the Company’s confidential treatment requests. The Company has included notations in the Exhibit Index with respect to those exhibits for which confidential treatment has been requested in response to the Staff’s comments. The Company has also revised the notation in the exhibits to reference Rule 24b-2 of the Securities Act in response to the Staff’s comment.

Business, page 3

2. We note your response to our prior comment 3. Please disclose what, if any, plans you have to raise additional funds in this section.

Response: The Company has raised $28.9 million in a private placement and venture debt financing that closed on September 30, 2013, and has revised the disclosure in “Item 1. Business—Overview” to reflect this financing.

3. We note your response to our prior comment 6. Please define metabolite, thiazide and ligand the first time they are used.

Response: The Company has revised the disclosure to define the first two of these terms the first time they are used, and removed the use of the third term, in response to the Staff’s comment.

Collaborations and Licensing Agreements, page 22

4. We note your response to our prior comment 11. Please expand your disclosure concerning the license and development agreement with DiaTex to briefly describe the circumstances that would constitute a material breach by you under the agreement. Please also expand your disclosure concerning the strategic alliance with Ortho-McNeil and the license and development agreements with Janssen to discuss the provisions under which you may default and lose ownership of your intellectual property.

Response: The Company has expanded the disclosure in this section in response to the Staff’s comment.

Risk Factors, page 37

If we fail to obtain additional financing, we could be forced to delay, page 37

5. We note your response to our prior comment 15. Please disclose any plans to raise additional capital in this risk factor and describe the consequences to you if you are unable to raise such funding.

3175 HANOVER STREET, PALO ALTO, CA 94304   T: (650) 843-5059   F: (650) 849-7400

United States Securities and Exchange

Commission

October 17, 2013

Page Three

Response: The Company has revised the disclosure in this risk factor and elsewhere in the Second Amended Registration Statement to reflect that the Company raised $28.9 million on September 30, 2013. Please see response to Comment 2.

We have incurred significant losses since our inception, page 38

6. Please update to disclose your accumulated deficit as of June 30, 2013.

Response: The Company has updated the disclosure to provide its accumulated deficit as of June 30, 2013, in response to the Staff’s comment.

Our product candidates may cause adverse effects or have properties, page 44

7. Please remove the second sentence from the first paragraph as the disclosure mitigates the risks described.

Response: The Company has removed the second sentence in response to the Staff’s comment.

Our future success depends on our ability to retain key executives, page 60

8. We note your response to our prior comment 20. Please expand this risk factor to disclose the circumstances involved when you lost your former Chief Medical Officer in 2012.

Response: The Company respectfully advises the Staff that our former Chief Medical Officer left the Company on mutually agreeable terms, and therefore has deleted the sentence referring to the loss of the former Chief Medical Officer as it is not relevant to the risk as disclosed in the risk factor heading.

Security Ownership of Certain Beneficial Owners and Management, page 70

9. We note your response to our prior comment 23. Please identify the individual or individuals who have voting and dispositive power with respect to the common stock held by the Alta BioPharma entities (as opposed to who may be deemed to have such power), Biotech Turnaround Fund (BTF) B.V., The Bay City Capital entities (please clarify whether Messrs. Craves and Goldfischer have voting and dispositive power with respect to all of the shares), the Venrock Associates entities, the VantagePoint entities, The KBC Fund entities, Booth & Co., Charter Legacy LLC, WarnerLambert Co., AllianceBernstein Venture Fund I, L.P., The DGAM Funds and Pictet Funds—(LUX).

Response: Upon further inquiry to the Alta BioPharma entities, we have been advised that no one individual, acting alone, can make decisions with respect to the shares held by the Alta BioPharma entities as a majority vote is required to make such decisions; consequently, no individual has beneficial ownership of the shares held by the Alta BioPharma entities, and the disclosure has been revised accordingly.

3175 HANOVER STREET, PALO ALTO, CA 94304   T: (650) 843-5059   F: (650) 849-7400

United States Securities and Exchange

Commission

October 17, 2013

Page Four

Most of the other entities referenced in the Staff’s comment no longer appear in the beneficial ownership table as a result of the conversion of all of the Company’s outstanding preferred stock to common stock on September 30, 2013, and the financing referred to in the Company’s response to Comment 2. With respect to those other entities continuing to appear in the beneficial ownership table, we have revised the disclosure to the extent that the Company has been able to obtain additional information responsive to the comment.

Outstanding Equity Awards at Fiscal Year-End Table, page 86

10. We note your response to our prior comment 26. It appears that the footnotes disclosing the vesting dates are in the column showing options that have already vested. Please revise or advise.

Response: The Company has moved the footnote references to the Unexercisable column in response to the Staff’s comment.

Market Price of and Dividends on the Registrant’s Common Equity, page 92

Rule 701, page 92

11. We note your response to our prior comment 28. Please revise this section to reflect preliminary note 4 to Rule 701 which states that Rule 701 is available only to the issuer of the securities and does not cover resales of securities by any person.

Response: The Company has revised the disclosure in response to the Staff’s comment.

Exhibits

12. In Exhibit 10.21, please provide the conformed signature for Diana M. Petty. Please also file Exhibits A and B to Dr. McWherter’s employment letter agreement, Exhibits A—C to Dr. Urbanski’s employment letter agreement and Exhibit B to Dr. Urbanski’s resignation agreement.

Response: The Company has refiled the referenced exhibits to include the conformed signature for Diana M. Petty and to include the exhibits to Dr. McWherter’s employment letter agreement, Dr. Urbanski’s employment letter agreement and Dr. Urbanski’s resignation agreement, in response to the Staff’s comment.

The Company requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Second Amended Registration Statement or this response letter to me at (650) 843-5062.

3175 HANOVER STREET, PALO ALTO, CA 94304   T: (650) 843-5059   F: (650) 849-7400

United States Securities and Exchange

Commission

October 17, 2013

Page Five

Sincerely,

/s/ Matthew B. Hemington
Matthew B. Hemington

cc: Harold Van Wart, CymaBay Therapeutics, Inc.

3175 HANOVER STREET, PALO ALTO, CA 94304   T: (650) 843-5059   F: (650) 849-7400